UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 2011

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On July 6, 2011, Rosetta Genomics Ltd. (“Rosetta” or the “Company”) held its 2011 Annual General Meeting of Shareholders (the “Annual Meeting”). The proxy statement for the Annual Meeting (the “Proxy Statement”) was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on May 31, 2011.  Of the 30,028,721 ordinary shares issued and outstanding and eligible to vote as of the record date of May 27, 2011, a quorum of 8,327,350 (27.73%) of the eligible shares, was present in person or represented by proxy. The following actions were taken at the meeting:

1.
Approval of the appointment of Brian A. Markison to serve as a Class I director of the Company until the annual general meeting of the Company’s shareholders to be held in 2014 and approval of his compensation and benefits as chairman of the board of directors of the Company (the “Board”), as described in the Proxy Statement.

FOR	AGAINST	ABSTAIN
8,067,111	153,227	107,012

2.
Approval of the re-appointment Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (“KFGK”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2011, and until the next annual general meeting, and approval of authorization of the Board to determine the remuneration of KFGK in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board.

FOR	AGAINST	ABSTAIN
8,184,707	73,631	69,012

3.	Approval of the separation agreement between Mr. Yoav Chelouche, a former director and Chairman of the Board, and the Company, as described in the Proxy Statement.

FOR	AGAINST	ABSTAIN
7,554,537	565,301	207,512

4.
Approval of the consolidation of the Company’s Ordinary Shares into a smaller number of shares with a greater nominal (par) value per share, the increase of the Company’s registered (authorized) share capital, and the corresponding amendments to the articles of association (the “Articles”), as described in the Proxy Statement (the “Reverse Split”).

FOR	AGAINST	ABSTAIN
6,401,937	1,832,121	93,292

5.	Approval of an increase of the Company’s registered (authorized) share capital and the corresponding amendment to the Articles, as described in the Proxy Statement.

FOR	AGAINST	ABSTAIN
7,213,161	816,317	297,872

6.	Ratification and approval of the payment and/or reimbursement of expenses to Dr. Isaac Bentwich, a director of the Company, as described in the Proxy Statement.

FOR	AGAINST	ABSTAIN
7,422,570	616,988	287,792

Following the Annual Meeting, the Board consists of the following members:

•	Class I: Brian A. Markison serves as a Class I director, with a term to expire at the annual general meeting of shareholders to be held in 2014;

•	Class II: Dr. Joshua Rosensweig and Dr. David Sidransky serve as Class II directors, with terms to expire at the annual general meeting of shareholders to be held in 2012; and

•	Class III: Dr. Isaac Bentwich serves as a Class III director, with a term to expire at the annual general meeting of shareholders to be held in 2013.

In addition, two external directors, Gerald Dogon and Tali Yaron-Eldar, were appointed by Rosetta’s shareholders on July 14, 2010 for three-year terms.

A copy of the press release, dated July 6, 2011, announcing the effectiveness of the Reverse Split is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report (including the Exhibits) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203 and 333-172655.

Exhibits

Exhibit
Number	Description of Exhibit
1.1	Amended and Restated Articles of Association.

99.1	Press release dated July 6, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: July 6, 2011	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz
General Counsel